

VIA FACSIMILE AND U.S. MAIL

May 24, 2006

Mr. Bill W. Wheat
Executive Vice President and Chief Financial Officer
D. R. Horton, Inc.
301 Commerce Street, Suite 500
Fort Worth, Texas 76102

>   RE: **Form 10-K for Fiscal Year Ended September 30, 2005**
>   **Forms 10-Q for Fiscal Quarters Ended December 31, 2005 and**
>   **March 31, 2006**
>   **File No. 1-14122**

Dear Mr. Wheat:

    We have reviewed your letter dated May 12, 2006 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.


FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2005


Financial Statements

Note A – Summary of Significant Accounting Policies

Reporting Segments, page 47

1. We read your response to comment six. You indicate that your CEO is your chief operating decision maker. You also indicate that your CEO reviews your financial information by operating division. Please provide us with the financial information by operating division that is reviewed by your CEO as well as any other financial information that the CEO reviews.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief